UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 09, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes            No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED – COSTS IMPROVE, GUIDANCE
MAINTAINED; STARTS PROCESS ON SA ASSETS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
9 May 2019
NEWS RELEASE
AngloGold Ashanti Costs Improve, Guidance Maintained; Starts Process on SA Assets
(JOHANNESBURG PRESS RELEASE) AngloGold Ashanti said costs improved in the first quarter and all aspects of full-year guidance remained on track, as the Company started a process to review divestment options for its South African assets.
Production for the three months ended 31 March 2019 was 752,000oz at an average total cash cost of $791/oz, compared to 824,000oz at $834/oz during the first quarter of last year.
All-in sustaining costs from these operations fell 2% to $1,009/oz over the same period. The company delivered a solid Adjusted EBITDA margin of 37%, despite a lower gold price and marginally lower production from certain assets, which it had flagged earlier in February.
AngloGold Ashanti is streamlining its portfolio to ensure greater management focus and to concentrate its capital on projects delivering the highest returns. The Company, which today said it started a process to review divestment options for its South African assets, already has processes underway to find buyers for its holdings in the Cerro Vanguardia mine, in Argentina and the Sadiola mine, in Mali.
Our priorities are to safely improve margins, and to ensure we increase long-term value for our stakeholders," Chief Executive Officer Kelvin Dushnisky said. "We're working hard on both fronts - driving fundamental cost improvements through investment and efficiency initiatives, and ensuring we have a fit-for-purpose prtfolio."

Cash generation, despite the 5% improvement in total cash costs year-on-year was offset by a number of factors including a 2% lower gold price, lower production and sales volumes, and adverse working capital movements. Iduapriem, Tropicana and Kibali delivered strong operating performances, while production was impacted at Siguiri, due to ramp-up of a new plant; in Brazil, due to regulatory stoppages; in South Africa, due to power interruptions and seismicity; and at Geita, which underwent scheduled maintenance of its mill. Moving into the second quarter and for the remainder of the year, both production and costs are set to improve.
The Company continued to focus on safety, efficiencies and improving the overall quality of its portfolio. For the first time in its history, AngloGold Ashanti passed a year without a fatal accident at any of its operations on 7 April 2019.
Key projects remain on track and within budget. Obuasi remains the main area of growth development focus for this year as the Company works towards its first gold pour at the end of 2019. The Siguiri Combination Plant is currently ramping up towards full production in June.
At Tropicana in Australia, decline development at Boston Shaker is about to commence with mining of the first stope expected in August 2020.
The Company has also announced its decision to further streamline the portfolio through a process to review the divestment options of its South African assets aimed to ensure that the value and future prospects of these assets are maximised. This is in line with AngloGold
Ashanti's ongoing review of its portfolio and a discipline capital allocation approach to ensure it generates maximum value for all its stakeholders.
The full-year guidance* remains unchanged as follows:
· Production between 3.25Moz to 3.45Moz;
· Total cash costs between $730/oz and $780/oz;
· AISC between $935/oz and $995/oz, assuming average exchange rates against the
US Dollar of ZAR 14.00 (South African Rand), BRL 3.65 (Brazilian Real), AUD 0.75
(Australian Dollar) and ARS 40.00 (Argentinian Peso), with the Brent crude oil price at
$74/bl average for the year; and
· Capital expenditure anticipated to be between $910m and $990m.
* Both production and cost estimates assume neither operational, labour or power disruptions or other interruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, filed with the United States Securities and Exchange Commission (SEC).

Ends
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388 / +27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,AngloGold Ashanti's liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F
-
for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information in this document has not been reviewed or reported on by the Company's external auditors.
Non-GAAP financial measures
-
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Website:
www.anglogoldashanti.com
ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AngloGold Ashanti Limited

Date: May 09, 2019
By: /s/ M E SANZ PEREZ
Name:     M E Sanz Perez
Title:        EVP: Group Legal, Commercial & Governance